

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Alessandro Monteiro Morgado Horta
Chief Executive Officer
Vinci Partners Investments Ltd.
Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002

> **Re: Vinci Partners Investments Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 7, 2020**
> **CIK No. 0001826286**

Dear Mr. Horta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 7, 2020

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Summary, page 1

2.   Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise to provide balanced information, rather than merely providing a list of risk factors at the end of this section. Please revise your summary disclosure to provide similar levels of detail and prominence of your competitive strengths, strategies and risk factors.

Summary Financial Information
Non-GAAP Financial Measures, page 21

3.   We note your disclosure of "Dividends to Partners, excluding performance fee-related dividends," "Dividends to Partners related to performance fees," "Dividends to Partners, excluding unrealized performance fee-related dividends," and "Dividends to Partners". Please reconcile these amounts to dividends as reported within your financial statements.

4.   We note that footnote 6 on page 23 says that you present Adjusted Profit to provide investors and analysts with information regarding the net results of your business. Please clarify whether this is a measure used by and for internal management purposes as well.

Risk Factors
We are subject to risks related to conflicts of interest, page 54

5.   We note your disclosures that you have made and expect to continue to make principal investments alongside your investors and that you intend to use a portion of the proceeds in order to increase your investments alongside your investors. Please describe to us, and make revisions to your risk factor section as appropriate, whether on occasion your financial interests may be in conflict with the financial interests of your clients. Please tell us about the internal protocols you have in order to manage any potential or actual such conflicts of interests specific related to investing alongside your clients.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Evolution of AUM by Segment, page 99

6.   We note from your use of proceeds disclosure on page 75 that you intend to use some net proceeds from this offering to fund investments in your own products alongside your investors. Please clarify whether your Evolution of AUM by Segment amounts currently include your own investments alongside your investors, and revise to disclose and quantify such impacts to the extent that they are material to an investor's understanding of your AUM flows.

7.   Please expand your disclosures here or elsewhere to provide an evolution of total AUM for a holistic roll-forward view in addition to the disaggregated segment views you currently provide.

Alessandro Monteiro Morgado Horta
Vinci Partners Investments Ltd.
November 3, 2020
Page 3

Industry Overview, page 119

8. Please indicate whether you contributed any payment for the creation of any of the third party industry information you utilize in this section. Also indicate if you have any affiliations with the named entities.

Our Founding and Evolution, page 140

9. We note that based on certain data sources you have extrapolated certain conclusions regarding your impact on Brazil. Please revise your second bullet point in order to better explain how investing in other companies would have made you the ninth largest employer in Brazil. In addition, please provide more detail by quantifying how many of the 65,000 jobs generated by the companies in which you invest were a result of your investment. For example, please disclose the capital investment you made in those companies compared by the capital invested by non-affiliates in order to quantify your direct impact. Also quantify how you determine that you are a "leading independent asset manager," with "leading franchises." In addition, please ensure that the claims you make regarding your impact and standing within your industry are clearly connected to the data sources you cite and utilize.

Business
Competitive Strengths
We have an established and recognized track record of achieving returns . . ., page 143

10. We note your disclosure on page 144 of the performance of selected funds against benchmarks. Please enhance your disclosure to give some context of how these funds were selected and how they fit into the broader portfolios of their respective categories; *e.g.*, their proportion of AUM, investment funds, or revenue, or another metric that helps link and quantify these funds within each segment.

Management
Compensation of Directors and Officers, page 174

11. Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. Refer to Item 6.B.2 of Form 20-F.

Explanatory Note to the Financial Statements, page 215

12. We note your disclosure that the financial statements presented are those of Vinci Partners Brazil, but the entity listed on the financial statements is Vinci Partners Investimentos Ltda. Please clarify and revise to disclose whether these two entities are the same.

Alessandro Monteiro Morgado Horta
Vinci Partners Investments Ltd.
November 3, 2020
Page 4

Notes to the Financial Statements
23 Subsequent Events, page F-75

13.   We note the Entity paid dividends to the quotaholders in the amount of R$ 71,648 in January 2020. Please tell us how you considered SAB Topic 1:B.3 in determining how to present such dividends.

    You may contact Lory Empie at (202) 551-3714 or Cara Lubit at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance